UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☐ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☒ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2024

Wahed Real Estate Series 1 LLC

(Exact name of issuer as specified in its charter)

Delaware	99-3337084
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

27 East 28th Street, 8th Floor

New York, New York 10016

(Mailing Address of principal executive offices)

817-657-7612

Issuer’s telephone number, including area code

Item 3. Financial Statements

WAHED REAL ESTATE SERIES 1 LLC

A Delaware Limited Liability Company

Unaudited Financial Statements

As of and for the period from May 14, 2024 (Date of Formation) through June 30, 2024

WAHED REAL ESTATE SERIES 1 LLC

WAHED REAL ESTATE SERIES 1 LLC

UNAUDITED BALANCE SHEET

As of June 30, 2024

ASSETS
Current Assets:
Cash and cash equivalents	$-
Deferred offering costs	82,250
Total Current Assets	82,250

TOTAL ASSETS	$82,250

LIABILITIES AND MEMBER’S EQUITY
Liabilities:
Due to Related Parties	$82,250
Total liabilities	82,250

Members’ equity
Common units	-
Retained earnings (Accumulated deficit)	-
Total members’ equity (deficit)	-
TOTAL LIABILTIIES AND MEMBER’S EQUITY	$82,250

See accompanying notes, which are an integral part of these unaudited financial statements.

WAHED REAL ESTATE SERIES 1 LLC

UNAUDITED STATEMENT OF OPERATION

For the period May 14, 2024 (Date of Formation) through June 30, 2024

Revenue:
Total Revenue	$-

Expenses:
Total Expenses	-

Net Income (loss)	$-

See accompanying notes, which are an integral part of these unaudited financial statements.

WAHED REAL ESTATE SERIES 1 LLC

UNAUDITED STATEMENT OF CHANGES IN STOCKHOLDER’S EQUITY

For the period May 14, 2024 (Date of Formation) through June 30, 2024

Total Member’s Equity
Balance at May 14, 2024	$-
Net Income (loss)	-
Contribution from Members	-
Distribution to Members	-

Balance at June 30, 2024	$-

See accompanying notes, which are an integral part of these unaudited financial statements.

WAHED REAL ESTATE SERIES 1 LLC

UNAUDITED STATEMENT OF CASHFLOWS

For the period May 14, 2024 (Date of Formation) through June 30, 2024

Cash flows from operating activities
Net Income (loss)	$-
Adjustment net income (loss) to net cash to net cash provided by (used in) operating activities:
Changes in operating assets and liabilities, net of effects of Businesses acquired:	-
Net Cash provided by (used in) operating activities	-

Cash flows from investing activities
Net Cash provided by (used in) investing activities	-

Cash flows from financing activities
Loan due to related parties	82,250
Deferred offering costs	(82,250)
Net Cash provided by (used in) financing activities	-

Cash, cash equivalents, and restricted cash:
Net changes during the period	-
Balance, beginning of period	-
Balance, end of period	$-

See accompanying notes, which are an integral part of these unaudited financial statements.

WAHED REAL ESTATE SERIES 1 LLC

NOTES TO THE UNAUDITED FINANCIAL STATEMENTS

As of and for the period May 14, 2024 (Date of Formation) through June 30, 2024

NOTE 1: NATURE OF OPERATIONS

Wahed Real Estate Series 1, LLC (the “Company”) is a Delaware Series limited liability company formed on May 14, 2024, under the laws of Delaware, for which Wahed Financial, LLC is the managing member (the “Manager”). The Company was formed to enable public investment in residential rental properties, each of which will be held directly or indirectly by a separate Series of limited liability interests, or “Series,” of the Company. As a Delaware Series limited liability company, the debts, liabilities, obligations, and expenses incurred, contracted for or otherwise existing with respect to a particular Series are segregated and enforceable only against the assets of such Series, as provided under Delaware law. The Company intends to treat each Series as a separate entity for U.S. federal income tax purposes and that each Series will be treated as a corporation for U.S. federal income tax purposes.

As of June 30, 2024, the Company is in the process of commencing its operations. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties, including failing to secure funding to commence the Company’s planned operations or failing to profitably operate the business.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited financial statements has been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The Company’s fiscal year end is December 31.

In the opinion of management, all adjustments necessary in order to make the unaudited financial statements not misleading have been included.

Use of Estimates

The preparation of the unaudited financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

Risk and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. These adverse conditions could affect the Company's financial condition and the results of its operations.

WAHED REAL ESTATE SERIES 1 LLC

NOTES TO THE UNAUDITED FINANCIAL STATEMENTS

As of and for the period May 14, 2024 (Date of Formation) through June 30, 2024

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to member’s equity upon the completion of an offering or to expense if the offering is not completed. As of June 30, 2024, the Company has deferred $82,250 of offering costs.

The Company will reimburse its Manager up to 4% of the gross offering proceeds per Series offering for offering costs from the proceeds of each Series offering.

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheet approximate their fair value.

Revenue Recognition

Accounting Standards Codification (“ASC”) Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

WAHED REAL ESTATE SERIES 1 LLC

NOTES TO THE UNAUDITED FINANCIAL STATEMENTS

As of and for the period May 14, 2024 (Date of Formation) through June 30, 2024

Revenues will be recognized when control of the promised goods or services is transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

No revenue has been earned or recognized as of June 30, 2024.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Expense Allocation

To the extent relevant, offering expenses (up to 4% of gross proceeds from the relevant Series offering), acquisition expenses, operating expenses, revenue generated from Series properties and any indemnification payments made by the Manager will be allocated among the various Series interests in accordance with the Manager’s allocation policy. The allocation policy requires the Manager to allocate items that are allocable to a specific Series to be borne by, or distributed to (as applicable), the applicable Series. If, however, an item is not allocable to a specific Series but to the Company in general, it will be allocated pro rata based on the value of the Series properties or the number of properties, as reasonably determined by the Manager or as otherwise set forth in the allocation policy. The Manager has sole discretion to amend the allocation policy.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in these financial statements. Income from the Company is reported and taxed to the member on its individual tax return. The Company intends to elect for each Series to be taxed as a corporation.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company’s financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax position would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company and each Series may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

WAHED REAL ESTATE SERIES 1 LLC

NOTES TO THE UNAUDITED FINANCIAL STATEMENTS

As of and for the period May 14, 2024 (Date of Formation) through June 30, 2024

NOTE 3: GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that is in the process of commencing planned principal operations, plans to incur significant costs in pursuit of its capital financing plans, has not generated any revenues or profits as of June 30, 2024 and is dependent upon its Manager and its affiliates for continued funding of its cash flow needs. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period.

The Company’s ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations. No assurance can be given that the Company will be successful in these efforts. The balance sheet does not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: MEMBER’S EQUITY

No capital has been contributed to the Company as of June 30, 2024.

The Company is managed by Wahed Financial, LLC, a Delaware limited liability company and managing member of the Company (the “Manager”) and the Manager holds 100% of the Company’s membership units. Pursuant to the terms of the operating agreement, the Manager will provide certain management and advisory services, as well as management team and appropriate support personnel to the Company and to each of the Company’s Series.

Profits and losses shall be allocated pro rata by Series among all the members of each of the Company’s Series, which may include the Manager.

The Manager has sole discretion in determining what distributions, if any, are made to interest holders except as otherwise limited by law or the Company’s operating agreement. Distributable cash of each Series shall be applied and distributed 100% to the members of that Series (pro rata to their interests and which, for the avoidance of doubt, may include the Manager and its affiliates).

WAHED REAL ESTATE SERIES 1 LLC

NOTES TO THE UNAUDITED FINANCIAL STATEMENTS

As of and for the period May 14, 2024 (Date of Formation) through June 30, 2024

No member shall be entitled to withdraw or receive return of their capital contribution, except to the extent, if any, that distributions made pursuant to the operating agreement or upon dissolution or termination of the Company may be considered as such by law and then only to the extent provided for in the Company’s operating agreement.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 5: RELATED PARTY TRANSACTION

The Company is managed by its sole member, Wahed Financial LLC, the Manager of the Company. Pursuant to the terms of the operating agreement, the Manager will provide certain management services to the Company. The Manager shall direct, manage, and control the Company to the best of its ability and shall have full and complete authority, power, and discretion to make any and all decisions and to do any and all things that such Manager may deem to be reasonably required to accomplish the purpose of the Company.

Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company. The Manager has power and authority on behalf of the Company to amend the operating agreement.

Management Fee

For the Manager’s efforts in conducting due diligence, acquiring the properties, day-to-day management, and making the investment opportunity available to the Company and its members, the Manager shall earn on a quarterly basis beginning on the first quarter end date following the initial closing date of the issuance of interests in a Series, payable quarterly in arrears, equal to 0.25% (1% annualized) of the asset value, as determined by the Manager as of the last day of the immediately preceding quarter.

Sourcing Fee

Each Series will pay the Manager with a sourcing fee to cover the costs associated with searching and negotiation of the property purchase and preparing the property for rental. The applicable sourcing fee will be set forth in the certificate of designation for each Series.

Reimbursement of Expenses

Pursuant to the operating agreement, the Manager or its affiliates will receive reimbursement of reasonable expenses paid or incurred by the Manager or its affiliates in connection with the Company’s operations, including any legal, financial and tax reporting, and accounting costs, which may be paid from capital contributions, operating revenue, or reserves. The Manager may also reimburse members of the Company for such expenses incurred by them in connection with the Company’s operations, as decided in the Manager’s sole discretion.

The Company will reimburse offering expenses incurred by the Manager up to 4% of the gross offering proceeds raised by the Company in its Series Offerings.

WAHED REAL ESTATE SERIES 1 LLC

NOTES TO THE UNAUDITED FINANCIAL STATEMENTS

As of and for the period May 14, 2024 (Date of Formation) through June 30, 2024

Distributions

Distributable cash, as determined by the Manager, will be distributed upon the final accounting of net results from the sale of a property or upon liquidation of the Company, subject to available cash. Distributable cash shall be applied and distributed 100% to the members (pro rata to their interests and which, for the avoidance of doubt, may include the Manager and its affiliates).

Due to Related Party

As of June 30, 2024, Wahed Invest LLC, a related party under common control, has paid $82,250 for offering expenses on behalf of the Company which remains payable as of June 30, 2024. The balance bears no interest and is considered payable on demand.

NOTE 6: RECENT ACCOUNTING PRONOUNCEMENTS

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying unaudited financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 7: COMMITMENTS AND CONTINGENCIES

As of June 30, 2024, the Company was not a party in any active or pending litigation. However, it is possible that the Company may be subject to legal proceedings and regulatory actions in the ordinary course of business. The results of any such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

NOTE 8: SUBSEQUENT EVENTS

On August 9, 2024, Wahed Financial LLC, as the managing member of the Company, completed the acquisition of the property located at 41210 Paign Drive, Sterling Heights, MI for a total purchase price of $260,000.

On August 26, 2024, the Company established Series Paign Drive and, in December 2024, commenced an offering under Regulation A of the Securities Act of 1933, as amended, of up to 3,136 Series Interests in Series Paign Drive at an offering price per Series Interest of $100, for the purpose of funding the acquisition of the Paign Drive property from the Manager and certain other fees and expenses. No Series Interests have been issued as of the date of these unaudited financial statements.

The Company has evaluated subsequent events that occurred after June 30, 2024 through February 27, 2024, the date these unaudited financial statements were available to be issued, and noted no additional events requiring recognition for disclosure.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Wahed Real Estate Series 1 LLC

By Wahed Financial LLC, a Delaware corporation
Its: Managing Member

By:	/s/ Ahmar Shaikh
Name:	Ahmar Shaikh
Title:	Manager

By:	/s/ Nawvid Ahmed
Name:	Nawvid Ahmed
Title:	Manager

Date:	February 28, 2025

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the date indicated.

By:	/s/ Ahmar Shaikh
Name:	Ahmar Shaikh
Title:	Manager, Chief Executive Officer (principal executive officer), Chief Financial Officer (principal financial officer and principal accounting officer) of Wahed Financial LLC

Date:	February 28, 2025

By:	/s/ Nawvid Ahmed
Name:	Nawvid Ahmed
Title:	Manager of Wahed Financial LLC

Date:	February 28, 2025